Exhibit 99.3

PRESS RELEASE

Affimed Reports First Quarter 2022 Financial Results and

Highlights Recent Operational Progress

•	AFM13 monotherapy: Completed enrollment in the REDIRECT study for patients with relapsed or refractory PTCL; on track to report topline data in the fourth quarter of 2022

•

AFM13 combination with NK cells: Reported data at AACR 2022 showing a 100% objective response rate (ORR) and an increase in complete responses (CR) from 38%, reported in December, to 62% after a second cycle of therapy in 13 patients at the recommended phase 2 dose (RP2D) with encouraging signals on durability

•	AFM24 monotherapy: Completed enrollment of the 720mg cohort; presented data at AACR 2022 and NK2022; data show a plateau in NK cell activation and CD16 receptor binding and confirm 480mg as the RP2D

•

AFM24 combination studies with NK cells and anti PD-L1 checkpoint inhibitor: Continued enrollment of patients in two separate phase 1/2a studies investigating AFM24 in combination with atezolizumab and SNK01 NK cells

•	AFM28 monotherapy: On track for IND filing in relapsed/refractory AML in June 2022; initiation of phase 1 clinical trial expected in the second half of 2022

•

AFM28 combination with NK cells: Presented a poster of preclinical data at NK2022 demonstrating that AFM28 exhibits greater surface retention than conventional monoclonal antibodies and lysis of CD123-positive tumor cells when pre-complexed or co-administered with cryopreserved NK cells

•	Cash runway into mid-2024 following completion of $103.5 million public offering in April 2022

•	Conference call and webcast scheduled for June 1, 2022, at 8:30 a.m. EDT / 14:30 CET

Heidelberg, Germany, June 1, 2022 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results for the first quarter ended March 31, 2022 and provided an update on clinical and corporate progress.

“We are excited about the progress we are making advancing our Innate Cell Engagers (ICE®) including completing enrollment of REDIRECT, our first registration directed study, and establishing a compelling proof of concept for AFM13 combined with NK cells as evidenced by the remarkable clinical data presented at AACR. These results continue to validate our three-pronged development approach and the potential of our ICE® molecules to offer novel treatments for heavily pretreated, relapsed/refractory patients with limited options,” said Dr. Adi Hoess, CEO of Affimed. “Our strong financial position allows us to maintain our focus on execution so that we can bring these important therapies to patients who need them as soon as possible.”

Clinical Stage Program Updates

AFM13 (CD30/CD16A)

•

Affimed completed enrollment of its REDIRECT study (AFM13-202). The Company expects to report top-line data in the fourth quarter of 2022. REDIRECT is a phase 2, registration-directed study of AFM13 monotherapy in patients with relapsed or refractory CD30-positive peripheral T-cell lymphoma (PTCL).

•

At an AACR 2022 Clinical Trials Plenary Session, Dr. Yago Nieto, M.D., Ph.D., Professor of Stem Cell Transplantation and Cellular Therapy at MD Anderson, presented follow-up data to the investigator sponsored trial (IST) (AFM13-104) investigating the combination of AFM13 pre-complexed with cord blood-derived natural killer cells followed by AFM13 monotherapy in relapsed/refractory CD30+ lymphomas. The treatment resulted in a 100% ORR with 8/13 (62%) patients achieving a complete response after two cycles of treatment at the RP2D.

Durability data presented at AACR for patients treated at the RP2D was also promising. As of the cutoff date, of the eight patients who achieved a CR, seven remained in CR at median follow-up of 6.5 months, including two patients who remained in response after 10 months and two who received a consolidation autologous stem cell transplant (SCT).

The safety profile was well managed, with the main treatment related side-effect being infusion related reactions. The investigators did not observe any cases of cytokine release syndrome (CRS), neurotoxicity or graft versus host disease often associated with T-cell therapies. In general, side effects observed in the trial were transient and did not lead to treatment delays or discontinuation.

The recently approved amendment to the AFM13-104 trial protocol allows for an increase in the number of CD30-positive lymphoma patients treated at the RP2D to 40—including Hodgkin and non-Hodgkin’s lymphoma patients. Furthermore, under the amended protocol, patients can receive more than two cycles of treatment.

The Company and MD Anderson expect to report updates on the study at a medical conference in the second half of the 2022.

AFM24 (EGFR/CD16A)

•

In the monotherapy phase 1/2a clinical trial (AFM24-101), enrollment in cohort seven of the dose escalation study, which treated patients at the 720mg dose, was completed without dose limiting toxicities. Based on the pharmacokinetic and pharmacodynamic data, and in agreement with the Safety Review Committee (SRC), no further dose escalation is planned. The data confirm the selection of 480mg as the RP2D.

The Company is continuing enrollment in the expansion phase of the monotherapy study at the RP2D. The expansion cohorts include patients with renal cell carcinoma (clear cell), non-small cell lung cancer (EFGR mutant), and colorectal cancer.

•

Enrollment continues in the phase 1/2a combination study of AFM24 with the anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®) (AFM24-102) to treat patients with non-small cell lung cancer (EGFR wildtype), gastric and gastroesophageal junction adenocarcinoma and pancreatic/hepatocellular/biliary tract cancer.

•

Enrollment continues in the phase 1/2a combination study of AFM24 with the SNK01 (ex vivo expanded and activated autologous NK cell therapy from NKGen Biotech) cells (AFM24-103) to treat patients with non-small cell lung cancer (NSCLC, EGFR-wildtype), squamous cell carcinoma of the head and neck, and colorectal cancer.

•

In these studies, the Company is evaluating the safety and efficacy of AFM24 in nine indication-specific cohorts, with a particular focus on NSCLC, which is represented in all three studies, and CRC, represented in two of the three studies. Affimed expects to report initial data from the studies in the second half of 2022.

•

Presented a poster at AACR 2022 including data from dose escalation phase of AFM24-101, highlighting data that informed the selection of 480mg as the RP2D. Presented a poster at NK2022 conference featuring an analysis of the longitudinal effects of AFM24 in patients treated in AFM24-101, confirming the mechanism of action of AFM24 on the innate immune system.

Preclinical Programs

AFM28 (CD123/CD16A)

•	AFM28 is a bispecific, tetravalent ICE® that targets CD16A on NK cells and macrophages, and CD123 on leukemic blasts and leukemic stem cells that are prevalent in acute myeloid leukemia (AML).

•	The Company expects to submit an IND in June and is planning to start clinical investigation of AFM28 in the second half of 2022.

•

At the NK2022 conference, the Company presented preclinical data demonstrating that AFM28 exhibits greater cell surface retention on NK cells than conventional monoclonal antibodies. Furthermore, AFM28 induced lysis of CD123-positive tumor cells when pre-complexed or when co-administered with cryopreserved NK cells, suggesting that AFM28 in combination with NK cells maintains anti-tumor activity, an exciting finding in that it presents the promise for an off-the-shelf therapy targeting leukemic blasts and LSCs in patients with AML.

Preclinical Pipeline

•	Affimed is continuing the generation of several novel ICE® molecules derived from its proprietary ROCK® platform.

Partnerships and Collaborations

•

The Company continues to advance its work with existing partners including MD Anderson, Artiva, and NKGen Biotech to ensure access to an off-the-shelf, cryopreserved NK cell for further development with its ICE® molecules and expects to provide updates on its NK cell development strategy in the second half of 2022.

•

Partnered programs with both Genentech and Roivant continue to progress according to plan, and Affimed is eligible for additional proceeds from meeting pre-clinical and early regulatory achievement milestones.

First Quarter 2022 Financial Highlights

Affimed’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in euros, the Company’s functional and presentation currency.

As of March 31, 2022, cash and cash equivalents totaled €169.9 million compared to €197.6 million on December 31, 2021. The pro forma cash position as of March 31, 2022, including net proceeds—before offering expenses—from the April 2022 underwritten public offering would be approximately €257.5 million.

Based on the Company’s current operating plan and assumptions, cash and cash equivalents, including proceeds from the April 2022 public offering, are expected to support operations into mid-2024.

Net cash used in operating activities for the quarter ended March 31, 2022, was €28.4 million compared to €16.0 million for the quarter ended March 31, 2021. Included in the cash burn for the quarter was a milestone payment to MD Anderson for the initiation of the Phase 2 portion of the AFM13-104 trial, which was expensed in Q4 2021 and paid in Q1 2022.

Total revenue for the quarter ended March 31, 2022, was €8.0 million compared with €11.7 million for the quarter ended March 31, 2021. Revenue predominately relates to the Genentech and Roivant collaborations.

Research and development expenses for the quarter ended March 31, 2022, increased by 61% from €11.4 million to €18.4 million compared to the quarter ended March 31, 2021. Research and development expenses increased primarily due to increased expenses associated with the development of the AFM24 and AFM28 programs and included costs to produce clinical trial material, an increase in costs associated with other early-stage programs and infrastructure, and an increase in share-based payment expenses.

General and administrative expenses increased 57% from €4.5 million in the quarter ended March 31, 2021, to €7.0 million in the quarter ended March 31, 2022. The increase predominately relates to higher share-based payment expenses and an increase in insurance premiums.

Net finance income for the quarter ended March 31, 2022, decreased by 91% from €5.5 million in the quarter ended March 31, 2021, to €0.5 million. Net finance income is largely the result of foreign exchange gains related to assets denominated in U.S. dollars as a result of currency fluctuations between the U.S. dollar and Euro during the year.

Net loss for the quarter ended March 31, 2022, was €16.7 million, or €0.14 loss per common share compared with a net income of €1.4 million, or €0.01 earnings per common share, for the quarter ended March 31, 2021.

The weighted number of common shares outstanding for the quarter ended March 31, 2022, was 123.4 million.

Additional information regarding these results is included in the notes to the consolidated financial statements as of March 31, 2022, which will be included in Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast June 1, 2022, at 8:30 a.m. EDT / 14:30 CET to discuss first quarter 2022 financial results and corporate developments. The conference call will be available via phone and webcast.

To access the call, please dial +1 (409) 220-9054 for U.S. callers, or +44 (0) 8000 323836 for international callers, and reference passcode 4440407 approximately 15 minutes prior to the call.

A live audio webcast of the conference call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/.

A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and our other product candidates, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on our business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Head of Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed N.V.

Unaudited consolidated statements of comprehensive income / (loss)

(in € thousand)

	For the three months ended
	March 31
	2022	2021
Revenue	8,006	11,659
Other income – net	284	147
Research and development expenses	(18,379)	(11,405)
General and administrative expenses	(7,045)	(4,486)

Operating income / (loss)	(17,134)	(4,085)
Finance income / (costs) – net	471	5,499

Income / (loss) before tax	(16,663)	1,414
Income taxes	(2)	(2)

Income / (loss) for the period	(16,665)	1,412

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	(6,174)	(1,253)

Other comprehensive income / (loss)	(6,174)	(1,253)

Total comprehensive income / (loss)	(22,839)	159

Basic and diluted earnings / (loss) per share in € per share	(0.14)	0.01
(undiluted = diluted)
Weighted number of common shares outstanding	123,444,217	116,204,455

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	March 31, 2022	December 31, 2021
	(unaudited)
ASSETS
Non-current assets
Intangible assets	1,580	1,607
Leasehold improvements and equipment	3,754	3,814
Long-term financial assets	6,174	12,348
Right-of-use assets	813	972

	12,321	18,741
Current assets
Cash and cash equivalents	169,850	197,630
Trade and other receivables	4,547	4,809
Inventories	485	421
Other assets and prepaid expenses	6,048	3,534

	180,930	206,394
TOTAL ASSETS	193,251	225,135
EQUITY AND LIABILITIES
Equity
Issued capital	1,234	1,234
Capital reserves	478,395	474,087
Fair value reserves	(12,147)	(5,973)
Accumulated deficit	(350,062)	(333,397)

Total equity	117,420	135,951
Non-current liabilities
Borrowings	15,713	17,060
Contract liabilities	2,035	7,209
Lease liabilities	288	368

Total non-current liabilities	18,036	24,637
Current liabilities
Trade and other payables	13,537	18,860
Borrowings	2,039	580
Lease liabilities	592	683
Contract liabilities	41,627	44,424

Total current liabilities	57,795	64,547
TOTAL EQUITY AND LIABILITIES	193,251	225,135

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

(in € thousand)

	For the three months ended
	March 31
	2022	2021
Cash flow from operating activities
Income / (loss) for the period	(16,665)	1,412
Adjustments for the period:
- Income taxes	2	2
- Depreciation and amortization	352	331
- Share-based payments	4,247	1,109
- Finance income / costs – net	(471)	(5,499)

	(12,535)	(2,645)
Change in trade and other receivables	262	(1,735)
Change in inventories	(64)	(189)
Change in other assets and prepaid expenses	(2,435)	411
Change in trade, other payables, provisions and contract liabilities	(13,336)	(11,822)

	(28,108)	(15,980)
Interest received	27	0
Paid interest	(337)	(50)
Paid income tax	(2)	(2)

Net cash used in operating activities	(28,420)	(16,032)
Cash flow from investing activities
Purchase of intangible assets	0	(4)
Purchase of leasehold improvements and equipment	(106)	(962)

Net cash used for investing activities	(106)	(966)
Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards	61	101,860
Transaction costs related to issue of common shares	(35)	(6,350)
Proceeds from borrowings	0	10,000
Transaction costs related to borrowings	0	(201)
Repayment of lease liabilities	(172)	(92)
Repayment of borrowings	(23)	(23)

Cash flow from financing activities	(169)	105,194
Exchange rate related changes of cash and cash equivalents	915	5,622
Net changes to cash and cash equivalents	(28,695)	88,196
Cash and cash equivalents at the beginning of the period	197,630	146,854

Cash and cash equivalents at the end of the period	169,850	240,672

Affimed N.V.

Unaudited consolidated statements of changes in equity

(in € thousand)

	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2021	983	345,164	1,720	(275,874)	71,993

Issue of common shares	204	94,215			94,419
Exercise of share-based payment awards	3	1,156			1,159
Equity-settled share-based payment awards		1,109			1,109
Income for the period				1,412	1,412
Other comprehensive loss			(1,253)		(1,253)

Balance as of March 31, 2021	1,190	441,644	467	(274,462)	168,839

Balance as of January 1, 2022	1,234	474,087	(5,973)	(333,397)	135,951

Exercise of share-based payment awards		61			61
Equity-settled share-based payment awards		4,247			4,247
Loss for the period				(16,665)	(16,665)
Other comprehensive loss			(6,174)		(6,174)

Balance as of March 31, 2022	1,234	478,395	(12,147)	(350,062)	117,420